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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                           ENEX RESOURCES CORPORATION
                            (Name of Subject Company)


                          MIDDLE BAY OIL COMPANY, INC.
                                   (Purchaser)


                          COMMON STOCK, $.05 PAR VALUE
                         (Title of Class of Securities)

                                    292744208
                      (CUSIP Number of Class of Securities)

                           JOHN J. BASSETT, PRESIDENT
                          MIDDLE BAY OIL COMPANY, INC.
                             1221 LAMAR, SUITE 1020
                              HOUSTON, TEXAS 77010
                                 (713) 759-6808
          (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Purchaser)

                                   Copies to:

                          H. Grady Thrasher, III, Esq.
                       Thrasher, Whitley, Hampton & Morgan
                       Five Concourse Parkway, Suite 2150
                             Atlanta, Georgia 30328
                            Telephone: (770) 804-8000


                            CALCULATION OF FILING FEE

      Transaction Valuation*                 Amount of Filing Fee**
      ----------------------                 ----------------------
           $20,152,780                               $4,030

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 1,343,352 shares of Common Stock, par value $.05 per share, of Enex Resources Corporation for $15.00 net per share in cash.
**  1/50th of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID:    Not applicable     FILING PARTY: Not applicable
      FORM OR REGISTRATION NO.:  Not applicable     DATE FILED:   Not applicable


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         This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1")
relates to the offer by Middle Bay Oil Company, Inc., an Alabama corporation ("Purchaser" or "Middle Bay"), to purchase all shares of Common Stock, par value $0.05 per share (the "Shares"), of Enex Resources Corporation, a Delaware corporation ("Enex"), presently outstanding or such lesser number of Shares as equals a majority of the Shares outstanding on a fully-diluted basis at a price of $15.00 per Share net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (2), respectively. According to information furnished to Middle Bay by Enex, as of February 10, 1998, 1,343,352 Shares were outstanding.


ITEM 1.   SECURITY AND SUBJECT COMPANY

       (a) The name of the subject company is Enex Resources Corporation, a Delaware corporation. According to the most recent Enex 10-QSB, the address of Enex's principal executive office is 800 Rockmead Drive, Three Kingwood Place, Suite 200, Kingwood, Texas 77339.

       (b) The information set forth in the Introduction of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference. The class of securities to which this Statement relates is the common stock, par value $0.05 per share, of Enex. The information set forth in the Introduction and Section 1 of the Offer to Purchase is incorporated herein by reference.

       (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.   IDENTITY AND BACKGROUND

       (a)-(d); (g)  This statement is being filed by Middle Bay Oil Company,
                     Inc., an Alabama corporation. Information regarding Purchaser's principal business and address of principal business office is set forth in Section 8 ("Certain Information Concerning Purchaser") of the Offer to Purchase and is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and the citizenship of each director and executive officer of Purchaser, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
                     Schedule I of the Offer to Purchase and are incorporated herein by reference.

       (e)-(f) Neither Purchaser nor, to the best knowledge of Purchaser, any of the directors or executive officers of Purchaser, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



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ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
          COMPANY

         (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser"), Section 10 ("Background of the Offer; Contacts with Enex") and Section 11 ("Purpose of the Offer; Plans for Enex") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a)-(c) The information set forth in Section 9 ('Source and Amount of Funds') of the Offer to Purchase is incorporated herein by reference.


ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF PURCHASER

         (a)-(e) The information set forth in the Introduction and Sections 10 ("Background of the Offer; Contacts with Enex") and 11 ("Purpose of the Offer; Plans for Enex") of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference.

         (b) There were no transactions in Enex Shares during the 60 days preceding the date hereof by Purchaser, its executive officers, directors, subsidiaries and affiliates.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth in the Introduction and Sections 8 ("Certain Information Concerning Purchaser"), 10 ("Background of the Offer; Contacts with Enex") and 11 ("Purpose of the Offer; Plans for Enex") of the Offer to Purchase is incorporated herein by reference.


ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.



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ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN PURCHASERS

         The information set forth in Section 8 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference.


ITEM 10.   ADDITIONAL INFORMATION

         (a)      Not applicable.

         (b)-(c) The information set forth in the Introduction and Sections 11 ("Purpose of the Offer; Plans for Enex") and 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Sections 13 ("Effect of the Offer on the Market for Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations") and 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.


ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS

         (a)  (1) Offer to Purchase, dated February 19, 1998.

              (2) Letter of Transmittal with respect to the Shares, together with the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

              (3) Notice of Guaranteed Delivery (included in (a)(2) above).

              (4) Letter, dated February 19, 1998, from Purchaser to brokers, dealers, banks, trust companies and other nominees.

              (5) Form of letters to be sent by brokers, dealers, banks, trust companies and other nominees.

              (6) Press Release, dated February 19, 1998 relating to the commencement of the Offer.

              (7) Form of summary advertisement, dated February 19, 1998.

         (b) Second Restated Revolving Credit and Term Loan Agreement dated August 25, 1997 among Purchaser, its subsidiaries and Bank of Oklahoma, N.A.

         (c)      Letter of Intent from Purchaser to Enex dated January 29,
                  1998.


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         (d)      Opinion of Thrasher, Whitley, Hampton & Morgan.

         (e)      Not applicable.

         (f)      None.



                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 19, 1998

                                              MIDDLE BAY OIL COMPANY, INC.


                                              By: /s/ John J. Bassett
                                                 ------------------------------
                                                 John J. Bassett, President